Exhibit 99.1



Corporate Communications
700 North Sam Houston Parkway West, Suite 200
Houston, Texas 77067 www.xjet.com
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News Release

EXPRESSJET REPORTS APRIL 2008 PERFORMANCE

HOUSTON, May 12, 2008 – ExpressJet Holdings (NYSE: XJT) today announced traffic and capacity results for April 2008 for its ExpressJet Airlines subsidiary. The results include statistics for both contract and branded operations. The contract operation consists of flying for Continental Airlines and Delta Air Lines under capacity purchase agreements and ExpressJet's charter (corporate aviation) service. The branded operation includes flying under the ExpressJet name and pro-rate flying for Delta Air Lines.

Contract Flying

During the month, ExpressJet revenue passenger miles (RPM) under contract flying totaled 742 million, and available seat miles (ASM) flown were 942 million. ExpressJet's April load factor was 78.8%. The company flew 64,097 block hours and operated 33,571 departures during the month.

Branded Flying

During the month, ExpressJet branded RPMs totaled 148 million on 235 million ASMs, resulting in an April load factor of 63.0%. The company flew 13,548 block hours and operated 7,062 departures during the month. The average stage length in the branded operation was 668 miles.

About ExpressJet

ExpressJet Holdings operates several divisions designed to leverage the management experience, efficiencies and economies of scale present in its subsidiaries, including ExpressJet Airlines, Inc. and ExpressJet Services, LLC. ExpressJet Airlines serves 166 destinations in North America and the Caribbean with approximately 1,450 departures per day. Operations include capacity purchase and pro-rate agreements for mainline carriers; providing clients customized 50-seat charter options; training services through its world-class facility in Houston, Texas; and ExpressJet branded flying, providing non-stop service to markets concentrated in the West, Midwest and Southeast regions of the United States. ExpressJet Services is the North American partner to three major European original equipment manufacturers and provides composite, sheet metal, interior and thrust reverser repairs throughout five facilities in the United States. For more information, visit www.expressjet.com.

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EXPRESSJET HOLDINGS, INC. AND SUBSIDIARIES
PRELIMINARY STATISTICS

Month Ending April 30, 2008	**Contract[1]**	**Branded**	**System**
Revenue Passenger Miles (millions)	742	148	895
Available Seat Miles (ASM) (millions)	942	235	1,186
Passenger Load Factor	78.8%	63.0%	75.5%
Block Hours	64,097	13,548	78,133
Departures	33,571	7,062	40,884
Stage Length	579	668	595

Year to Date	**Contract[1]**	**Branded**	**System**
Revenue Passenger Miles (millions)	2,755	646	3,425
Available Seat Miles (ASM) (millions)	3,560	1,048	4,661
Passenger Load Factor	77.4%	61.6%	73.5%
Block Hours	245,259	61,215	309,989
Departures	127,234	31,464	161,008
Stage Length	578	668	594

(1) Excludes charter since statistics on charter aircraft do not provide meaningful data for forecasting and are not reviewed by management.

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